

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Bihua Chen
Chief Executive Officer
Helix Acquisition Corp
200 Clarendon Street, 52nd Floor
Boston, MA 02116

Re: Helix Acquisition Corp
Draft Registration Statement on Form S-1
Submitted on August 28, 2020
CIK No. 0001821586

Dear Ms. Chen:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1.   Please limit the prospectus cover page to one page, as required by Item 501(b) of Regulation S-K.

You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Colin Diamond